SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K



[ X ] Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ending December 31, 1998.


                                       OR


[ ] Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934.

Commission file number 0-19867



A.       Full title of the Plan:

         ESKIMO PIE CORPORATION SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principle executive office:


                             ESKIMO PIE CORPORATION
                            901 MOORFIELD PARK DRIVE
                            RICHMOND, VIRGINIA 23236
                                 (804) 560-8400

                              FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES

                             ESKIMO PIE CORPORATION
                                  SAVINGS PLAN

                           DECEMBER 31, 1998 AND 1997
                        AND YEAR ENDED DECEMBER 31, 1998
                       WITH REPORT OF INDEPENDENT AUDITORS

                             Eskimo Pie Corporation
                                  Savings Plan

                              Financial Statements
                           and Supplemental Schedules


           December 31, 1998 and 1997 and year ended December 31, 1998



                                TABLE OF CONTENTS


Report of Independent Auditors..............................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits.............................2
Statement of Changes in Net Assets Available for Benefits...................3
Notes to Financial Statements...............................................4


Supplemental Schedules

Line 27a-Schedule of Assets Held for Investment Purposes....................8
Line 27d-Schedule of Reportable Transactions................................9

                         Report of Independent Auditors

Plan Administrator
Eskimo Pie Corporation Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Eskimo Pie Corporation Savings Plan as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purpose of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                  /s/ Ernst & Young LLP
Richmond, Virginia
June 22, 1999

                             Eskimo Pie Corporation
                                  Savings Plan

     Statements of Net Assets Available for Benefits, With Fund Information



                                                                              PARTICIPANT-DIRECTED
                                   --------------------------------------------------------------------------------------------
                                     FIRST UNION     FIRST UNION     EVERGREEN                       FIDELITY
                                       STABLE         ENHANCED         SHORT-        FIDELITY     ADVISOR GROWTH     COMPANY
                                     GROUP TRUST    STOCK MARKET    INTERMEDIATE     PURITAN       OPPORTUNITIES      STOCK
                                      PORTFOLIO         FUND         BOND FUND         FUND            FUND            FUND
                                   ---------------- -------------- --------------- ------------- ------------------ -----------

DECEMBER 31, 1998

ASSETS
Investments, at fair value:
  Common trust funds               $    516,896     $     905,463  $            -  $          -  $             -    $        -
  Shares of registered
  investment companies                        -                 -         191,478       887,950        1,330,238             -
  Common stock                                -                 -               -             -                -       122,856
  Participant loans                           -                 -               -             -                -             -
                                   ---------------- -------------- --------------- ------------- ------------------ -----------
Net assets available for benefits  $    516,896     $     905,463  $      191,478  $    887,950  $     1,330,238    $  122,856
                                   ================ ============== =============== ============= ================== ===========



                                    PARTICIPANT-      NON-PARTICIPANT
                                      DIRECTED           DIRECTED
                                   ---------------    --------------

                                                         COMPANY
                                      LOANS TO            STOCK
                                    PARTICIPANTS          FUND             TOTAL
                                    --------------    --------------    -------------

DECEMBER 31, 1998

ASSETS
Investments, at fair value:
  Common trust funds                $         -       $          -      $  1,422,359
  Shares of registered
  investment companies                        -                  -         2,409,666
  Common stock                                -            253,828           376,684
  Participant loans                      79,709                  -            79,709
                                    --------------    -------------     -------------
Net assets available for benefits   $    79,709       $    253,828      $  4,288,418
                                    ==============    ==============    =============



                                                                               PARTICIPANT-DIRECTED
                                   ------------------------------------------------------------------------------------------------
                                     FIRST UNION     FIRST UNION      EVERGREEN                         FIDELITY
                                       STABLE         ENHANCED          SHORT-         FIDELITY      ADVISOR GROWTH     COMPANY
                                     GROUP TRUST    STOCK MARKET     INTERMEDIATE       PURITAN      OPPORTUNITIES       STOCK
DECEMBER 31, 1997                     PORTFOLIO         FUND          BOND FUND          FUND             FUND           FUND
                                   ---------------- -------------- ----------------- -------------- ----------------- ------------

ASSETS
Investments, at fair value:
  Common trust funds               $    511,316     $     697,156  $            -    $          -   $            -    $        -
  Shares of registered
  investment companies                                                    160,728         838,273          1,104,655           -
  Common stock                                -                 -               -               -                -        67,846
  Participant loans                           -                 -               -               -                -             -
                                   ---------------- -------------- ----------------- -------------- ----------------- ------------
Total investments                       511,316           697,156         160,728         838,273          1,104,655      67,846

Receivables
  Due from employer                           -                 -               -               -                  -           -
  Due from employees                      3,497             5,162           1,826           7,749              9,706         736

LIABILITIES
Contribution refunds payable                  -             5,308             335           4,808              8,173           -
                                   ---------------- -------------- ----------------- -------------- ----------------- ------------
Net assets available for benefits  $    514,813     $     697,010  $      162,219    $    841,214   $      1,106,188  $   68,582
                                   ================ ============== ================= ============== ================= ============

                                                    NON-PARTICIPANT
                                                       DIRECTED
                                   --------------    -------------

                                                       COMPANY
                                      LOANS TO          STOCK
DECEMBER 31, 1997                   PARTICIPANTS         FUND            TOTAL
                                    -------------    -------------    -------------

ASSETS
Investments, at fair value:
  Common trust funds                $         -      $          -     $  1,208,472
  Shares of registered
  investment companies                        -                 -        2,103,656
  Common stock                                -      $     96,574          164,420
  Participant loans                     114,738                 -          114,738
                                    -------------    -------------    -------------
Total investments                       114,738            96,574        3,591,286

Receivables
  Due from employer                           -            11,492           11,492
  Due from employees                          -                 -           28,676

LIABILITIES
Contribution refunds payable                  -                 -           18,624
                                    -------------    -------------    -------------
Net assets available for benefits   $   114,738      $    108,066     $  3,612,830
                                    =============    =============    =============


SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                             Eskimo Pie Corporation
                                  Savings Plan
                          Year ended December 31, 1998

Statement of Changes in Net Assets Available for Benefits, With Fund Information


                                                                              PARTICIPANT-DIRECTED
                                              --------------------------------------------------------------------------------------
                                                 FIRST UNION        FIRST UNION      EVERGREEN                        FIDELITY
                                                    STABLE           ENHANCED         SHORT-          FIDELITY     ADVISOR GROWTH
                                                 GROUP TRUST        STOCK MARKET   INTERMEDIATE       PURITAN       OPPORTUNITIES
                                                  PORTFOLIO             FUND         BOND FUND          FUND            FUND
                                              --------------------------------------------------------------------------------------

 Employer contributions                             $ 489            $ 244           $ 244            $ 244               $ -
 Employee contributions                            44,624           82,292          25,982           86,172           114,560
 Employee rollovers                                 1,951            5,186               -            7,137            17,336
 Investment income                                      -                -               -              272                 -
                                              --------------------------------------------------------------------------------------
                                                   47,064           87,722          26,226           93,825           131,896

 Deductions and Transfers:

 Withdrawals by participants                      (63,714)         (52,443)        (89,395)        (169,858)         (147,574)
 Interfund transfers and loan originations         (9,860)         (24,664)         77,526           (3,015)          (15,472)
 Other                                               (276)            (177)            (53)            (188)             (196)
                                              --------------------------------------------------------------------------------------

 Net appreciation in fair value
     of investments                                28,869          198,015          14,955          125,972           255,396
                                              --------------------------------------------------------------------------------------
 Net increase (decrease)                            2,083          208,453          29,259           46,736           224,050

 Net assets available for plan benefits
      at beginning of year                        514,813          697,010         162,219          841,214         1,106,188
                                              --------------------------------------------------------------------------------------
 Net assets available for plan benefits
      at end of year                             $516,896        $ 905,463       $ 191,478        $ 887,950        $1,330,238
                                              ======================================================================================



                                                        PARTICIPANT-                  NON-PARTICIPANT
                                                         DIRECTED                        DIRECTED
                                              ------------------------------------- -----------------

                                                   COMPANY                            COMPANY
                                                   STOCK         LOANS TO              STOCK
                                                    FUND       PARTICIPANTS            FUND              TOTAL
                                              ---------------------------------- -------------------------------

 Employer contributions                             $ -              $ -          $127,193           $ 128,414
 Employee contributions                          29,877                -                 -             383,507
 Employee rollovers                                   -                -                 -              31,610
 Investment income                                    -            9,733                 -              10,005
                                              ----------------------- ------------------------------------------
                                                 29,877            9,733           127,193             553,536

 Deductions and Transfers:

 Withdrawals by participants                       (107)         (11,450)          (12,619)           (547,160)
 Interfund transfers and loan originations        9,332          (33,312)             (535)                  -
 Other                                              (33)               -                 -                (923)
                                              ----------------------- ------------------------------------------
                                                  9,192          (44,762)          (13,154)           (548,083)

 Net appreciation in fair value
     of investments                              15,205                -            31,723             670,135
                                              ----------------------- ------------------------------------------
 Net increase (decrease)                         54,274          (35,029)          145,762             675,588

 Net assets available for plan benefits
      at beginning of year                       68,582          114,738           108,066           3,612,830
                                              ------------------------------------------------------------------

 Net assets available for plan benefits
      at end of year                           $122,856         $ 79,709          $253,828         $ 4,288,418
                                              ==================================================================



 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                             Eskimo Pie Corporation
                                  Savings Plan

                          Notes to Financial Statements

                                December 31, 1998



1. DESCRIPTION OF PLAN

The following description of the Eskimo Pie Corporation Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a contributory defined contribution plan covering substantially all full time employees of Eskimo Pie Corporation (the Company and Plan Sponsor), Eskimo, Inc. and Sugar Creek Foods, Inc. who have completed one year of service and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participating employees may contribute up to 12% of their compensation as defined in the Plan. Participant contributions can be made either pretax or after tax. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants elect the investment options in which their contributions are invested. The Plan Sponsor matches 50% of the employees' contributions for the first 6% of their compensation and may make additional contributions to the Plan at the discretion of the Board of Directors. The employer match is invested in the Company Stock Fund. Other employer contributions are invested as directed by the participants. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. Each participant's account is credited with the participant's contribution, the Company's contributions and a pro-rata share of investment earnings thereon based upon the participant's elected options.

VESTING

Participants are immediately vested in their contributions and earnings thereon. Participants are 100 percent vested in the remainder of their account after three years of credited service.

                             Eskimo Pie Corporation
                                  Savings Plan

                    Notes to Financial Statements (continued)





1. DESCRIPTION OF PLAN (CONTINUED)

PAYMENT OF BENEFITS

Upon termination of service, retirement, death or hardship as defined by the Plan, a participant may receive a lump-sum amount equal to the vested value of his or her account, subject to Plan limitations.

INVESTMENT OPTIONS

Participants in the Plan have several investment options available to them with respect to how their contributions are invested. A participant may direct their contributions in 5% increments to any of the following fund options:

  i.) The First Union Stable Group Trust Portfolio invests in government and agency obligations, corporate bonds and insurance contracts.
 ii.) The Evergreen Short-Intermediate Bond Fund invests in investment grade debt securities.
iii.) The Fidelity Puritan Fund invests in bonds and U.S. and foreign common and preferred stock.
 iv.) The First Union Enhanced Stock Market Fund invests in common stocks and futures contracts.
  v.) The Fidelity Advisor Growth Opportunities Fund invests in a selection of financial instruments, including common stocks and convertible securities. vi.) The Company Stock Fund invests in common stock of Eskimo Pie Corporation.

Participants may change their investment options at any time.

LOANS TO PARTICIPANTS

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, in accordance with the Department of Labor's regulations on loans to participants. Loans bear interest at 1% over prime and must be repaid over a period not to exceed 5 years unless used to purchase the participant's primary residence, in which case the loan must be repaid over a period not to exceed 10 years.

                            Eskimo Pie Corporation
                                 Savings Plan

                   Notes to Financial Statements (continued)

1. DESCRIPTION OF PLAN (CONTINUED)

Loans are secured by the participant's vested account balance. Loans are repaid through payroll deduction including principal and interest. The principal portion reduces the receivable from participants and both principal and interest are transferred to the participant's investment options as repayments are received.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants will become 100% vested in their accounts.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan have been prepared under the accrual method of accounting.

VALUATION OF INVESTMENTS

Except for participant loans, the Plan's investments are carried at fair value. Investments in common trust funds, registered investment companies and common stock, are reported at current unit value which is based on quoted market prices on the last business day of the Plan year. Loans to participants are carried at their outstanding balance, which approximates fair value. First Union National Bank, custodian of the Plan, holds the Plan's investment assets and executes transactions thereon.

Securities transactions are recorded as of the trade date. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                        Eskimo Pie Corporation
                            Savings Plan

                Notes to Financial Statements (continued)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

ADMINISTRATIVE EXPENSES

Administrative expenses of the Plan are paid by the Plan Sponsor.

3. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated January 27, 1994, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

4. YEAR 2000 ISSUE (UNAUDITED)

The Plan Sponsor has developed a plan to modify its internal information technology to be ready for the year 2000 and has substantially completed converting its critical data processing systems. The project also included determining whether third party service providers had reasonable plans in place to become year 2000 compliant. The Plan Sponsor currently expects the remainder of the project to be completed in 1999. The Plan Sponsor does not expect this project to have a significant effect on Plan operations.

                             SUPPLEMENTAL SCHEDULES

                             Eskimo Pie Corporation
                                  Savings Plan

            Line 27a-Schedule of Assets Held for Investment Purposes Employer Identification Number 54-0571720, Plan Number 001

                                December 31, 1998



                                                                  DESCRIPTION OF INVESTMENT,
                                                               INCLUDING MATURITY DATE, RATE OF                         CURRENT
    IDENTITY OF ISSUE, BORROWER, LESSOR OR SIMILAR PARTY        INTEREST, PAR OR MATURITY VALUE         COST            VALUE
------------------------------------------------------------- -------------------------------------------------- ----------------

COMMON TRUST FUNDS:
  * First Union Stable Group Trust Portfolio                              10,046 units          $     436,054     $     516,896
  * First Union Enhanced Stock Market Fund                                12,638 units                496,965           905,463
                                                                                                ---------------- ----------------
Total Common Trust Funds                                                                              933,019         1,422,359

REGISTERED INVESTMENT COMPANIES:
  * Evergreen Short-Intermediate Bond Fund                                15,656 units                162,943           191,478
  Fidelity Puritan Fund                                                   28,870 units                592,068           887,950
  Fidelity Advisor Growth Opportunities Fund                              20,600 units                781,752         1,330,238
                                                                                                ---------------- ----------------
Total Registered Investment Companies                                                               1,536,763         2,409,666

COMMON STOCK:
  * Company Stock Fund                                                    30,312 units                338,177           376,684

PARTICIPANT LOANS:

                                                              Interest rates range from 8.25% to
                                                              10%; maturity dates vary with
  * Loans to participants                                     remaining terms of 1 to 10 years.             -            79,709
                                                                                                ---------------- ----------------

Total investments                                                                                  $2,807,959        $4,288,418
                                                                                                ================ ================


* Party-in-interest.

                             Eskimo Pie Corporation
                                  Savings Plan

                  Line 27d-Schedule of Reportable Transactions
           Employer Identification Number 54-0571720, Plan Number 001

                          Year Ended December 31, 1998


          (A) IDENTITY OF             (B) DESCRIPTION OF ASSET INCLUDING INTEREST    (C) PURCHASE   (D) SELLING   (G) COST OF
          PARTY INVOLVED                  RATE AND MATURITY IN CASE OF A LOAN           PRICE          PRICE         ASSET
-------------------------------------------------------------------------------------------------------------------------------

Category (iii) Series of transactions in excess of 5% of plan assets

FIRST UNION NATIONAL BANK           *First Union Stable Group Trust Portfolio          $144,081    $         -       $144,081
                                    *First Union Stable Group Trust Portfolio                 -        167,370        155,865

                                    *Evergreen Short- Intermediate Bond Fund            116,307              -        116,307
                                    *Evergreen Short- Intermediate Bond Fund                  -        100,511         96,071

                                    *First Union Enhanced Stock Market Fund             104,644              -        104,644
                                    *First Union Enhanced Stock Market Fund                   -         94,353         59,853

FIDELITY INVESTMENTS                Fidelity Puritan Fund                               127,609              -        127,609
                                    Fidelity Puritan Fund                                     -        203,904        138,268

                                    Fidelity Advisor Growth Opportunities Fund          170,070              -        170,070
                                    Fidelity Advisor Growth Opportunities Fund                -        199,937        122,055

ESKIMO PIE CORPORATION              *Company Stock Fund                                 186,646              -        186,646
                                    *Company Stock Fund                                       -         21,310         23,325



                                       (H) CURRENT VALUE OF
          (A) IDENTITY OF              ASSET ON TRANSACTION     (I) NET
          PARTY INVOLVED                       DATE           GAIN/(LOSS)
---------------------------------------------------------------------------

Category (iii) Series of
transactions in excess of 5%
of plan assets

FIRST UNION NATIONAL BANK                     $144,081       $        -
                                               167,370           11,505

                                               116,307                -
                                               100,511            4,440

                                               104,644                -
                                                94,353           34,500

FIDELITY INVESTMENTS                           127,609                -
                                               203,904           65,636

                                               170,070                -
                                               199,937           77,882

ESKIMO PIE CORPORATION                         186,646                -
                                                21,310           (2,015)

There were no category (i), (ii), or (iv) reportable transactions during 1998. Columns (e) and (f) have not been presented as this information is not applicable.
*Party in interest

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            ESKIMO PIE CORPORATION
                                            SAVINGS PLAN



DATE:  June 22, 1999                        /s/ Thomas M. Mishoe, Jr.
     ----------------                       ------------------------------------
                                            Thomas M. Mishoe, Jr.
                                            Vice President and
                                            Chief Financial Officer
                                            Eskimo Pie Corporation